Exhibit 99.21

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) relating to the results of operations and financial position of Gunnison Copper Corp. (formerly Excelsior Mining Corp.) and its subsidiaries (“Gunnison” or the “Company”) is prepared as of May 15, 2025. The MD&A supplements and complements Gunnison’s unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2025 (the “Consolidated Financial Statements”). Comparison of the financial results in this MD&A is provided to the financial results for the three months ended March 31, 2024 or the year ended December 31, 2024. Other relevant documents to be read with this MD&A include the most recent Annual Information Form (“AIF”). The AIF is not incorporated by reference. These documents are available on the Company’s website at www.gunnisoncopper.com, and on the SEDAR+ website at www.sedarplus.ca.

The Condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The condensed consolidated interim financial statements do not include all the information required for full annual financial statements. The accounting policies applied in the condensed consolidated interim financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements unless otherwise disclosed. All dollar amounts in this MD&A are expressed and presented in thousands of United States dollars (except per share amounts and unless otherwise noted). Canadian dollars are expressed as “CAD”.

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from Management’s expectations. Readers are encouraged to read the “Cautionary Statements” section presented later in this MD&A including the factors described in “Risk Factors” and “Forward-Looking Information”.

The Board of Directors of Gunnison Copper Corp. has approved the disclosure contained in this MD&A as of May 15, 2025.

OUR PURPOSE

Gunnison exists to develop and operate copper mines in Southern Arizona to produce fully Made in America finished copper cathode to directly supply American energy, defense, and manufacturing supply chains. Gunnison proudly hires locally, purchases locally, and sells its products in America. Gunnison invests in its employees, their families, and the communities around it. Gunnison operates safely and responsibly with a focus on technology and positive societal impact, while also emphasizing long-term value creation for stakeholders.

OUR BUSINESS

Gunnison was incorporated under the laws of the Province of British Columbia, Canada on June 9, 2005 and trades on the Toronto Stock Exchange denominated in CAD under the symbol “GCU” and in over-the-counter markets denominated in USD under the symbol “GCUMF”. The address of the Company’s registered office is Suite 2400, 1055 West Georgia Street, Vancouver, BC, Canada V6E 3P3.

Gunnison is a multi-asset pure-play copper developer and expected producer that has the largest land position in the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

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GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Gunnison’s flagship asset, the Gunnison Copper Project has a measured and indicated mineral resource containing over 831 million tons with a total copper grade (“TCu”) of 0.31% (measured mineral resource of 191.3 million tons at 0.37% TCu and indicated mineral resource of 640.2 million tons at 0.29% TCu), and a preliminary economic assessment (“PEA”) yielding positive economics including an NPV8% of $1.3 billion, Internal Rate of Return (“IRR”) of 20.9%, and payback period of 4.1 years. It is being advanced as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The Gunnison Copper Project was previously configured to use In-Situ Leaching.

The Gunnison Copper Project PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Mine, which is under construction for the expansion and restart of operations, with first copper production expected in Q3 2025, is fully funded by Nuton LLC (“Nuton”), a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Copper Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

OVERALL PERFORMANCE

HIGHLIGHTS

Year to date, Gunnison continues to build momentum after the pivot of the flagship Gunnison Copper Project to an open pit development plan and commenced construction for the expansion and restart of the Johnson Camp Mine in partnership with Nuton LLC:

●	Received the backing and support of US Government for Johnson Camp Mine in January 2025 to produce Made in America copper for American supply chains via $13.9M allocation of 48C tax credits under the Inflation Reduction Act, as disclosed below, a portion of the cash proceeds realized from the potential sale of 48C tax credits will be allocated to Gunnison

●	Entered into a Collaboration Agreement with Nuton LLC in February 2025 to assess the viability of their technology to potentially process the Gunnison Copper Project sulfide resources and examine a potential extension for Gunnison sulfide resources to Stage 2 in exchange for $3M in non-dilutive cash funding

●	Entered into a binding term sheet with Nebari Natural Resources Credit Fund I LP (Nebari) in February 2025 to defer all principal payments from February to December 2025, reducing 2025 corporate costs by $2.8M, and provide a pathway to repay up to $8M of the outstanding principal through realized cash proceeds from the potential sale of 48C tax credits during 2025 and refinance the remaining principal to 2029. On April 24, 2025, the Company and Nebari entered into a Second Amended and Restated Credit Agreement (the “Second ARCA”) which supersedes the binding term sheet. $6.25M of the debt is convertible under the binding term sheet and ARCA.

●	On April 7, 2025, the Company announced that is has closed its previously announced non-brokered private placement (the “2025 Offering”) for aggregate gross proceeds of C$5.15 million through the issuance of 17,170,916 units (the “2025 Units”), with each 2025 Unit consisting of one common share and one-half of one common share purchase warrant (each full common share purchase warrant, a “2025 Warrant”) at a price of C$0.30 per 2025 Unit. Each full 2025 Warrant shall entitle the holder thereof to acquire one additional common share at a price of C$0.45 for a period of twenty-four (24) months from the closing date of the 2025 Offering.

●	On April 14, the Company announced that the high-value-add (“HVA”) work programs commenced at the Gunnison Copper Project including mobilization of the drill rig. The programs are expected to take 3-6 months to complete and consist of Gravel By-Product Revenue, Limestone By-Product Revenue, Mineralized Material Sorting, Sulfide Investigation, and Permitting activities

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GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

2025 to 2026 OUTLOOK

Gunnison High Value Work Program

In January 2025, Gunnison announced its intention to proceed with the HVA at the Gunnison Copper Project that will advance several of the important opportunities identified in the Preliminary Economic Assessment. This work program, consisting of limited drilling and studies, is expected to cost up to $3.0 million and be completed within six months, with results to be published in H2 2025. On April 14, 2025, the Company announced additional details regarding the HVA:

●	Gravel By-Product Revenue - 759 million tons of alluvial gravel is expected to be mined during the mine life and is already fully costed in the Gunnison Copper Project PEA. Gravel, as an aggregate or rock product, is a potential source of by-product revenue. The planned rail spur and railyard increases the range the Company can profitably sell the gravel with access to larger markets such as Phoenix, Los Angeles, Houston, and Dallas. As detailed in the PEA, if just 10% of this material could be sold for revenue of $5/ton, it could potentially add $380M in revenue to the Gunnison Copper Project. The revenues associated with such sales are not anticipated to have any material costs (aside from marketing costs) as the material has already been mined and does not require further processing*.

●	Limestone By-Product Revenue - 85 million tons of limestone is also expected to be mined, and already included in the PEA mining cost, at the Gunnison Copper Project. Crushed limestone is a highly valuable commodity in cement, aggregate, chemical and agricultural industries, selling for between $20/ton and over $60/ton in the region. As detailed in the PEA, if 50% of this limestone could be sold at $20/ton it could generate approximately $850M in additional gross revenue. The revenues associated with such sales are not anticipated to have any material costs (aside from marketing costs) as the material has already been mined and does not require further processing*.

●	Mineralized Material Sorting - Copper oxide exists on visually distinct blue-green and red-brown zones that are ideally suited to optical mineralized material sorting. Preliminary testing was 100% successful and data suggest sorting of this material has the potential to greatly reduce acid consumption and volume of material leached by removing 40 to 50 percent of the process stream as unmineralized, higher acid consuming, waste. This would result in significant savings on operating costs. A drill rig has been mobilized to drill 3 holes totaling 4,500 feet targeting oxide mineralization in the Martin and Abrigo formations. The holes will undergo extensive mineralogical testing and assaying followed by mineralized material sorting and analysis.

●	Sulfide Investigation - Sulfide mineralization occurs in the bottom of the Gunnison Copper Project open pit design. Due to the previous ISR mining method, the sulfide potential has been mostly untested. The plan is to collect appropriate samples and initiate metallurgical test work. The sulfides have the potential to add mine life, production rate and excite strategic interest such as the recent interest from Nuton who have an agreement with Gunnison to test the suitability of its proprietary sulfide leaching technology for the Gunnison Copper Project’s sulfide resources.

●	Permitting - Gunnison’s prior permitting and community track record is excellent. There is no federal permitting required and is only a state run process. The Gunnison Copper Project is permitted today for in-situ recovery; however, amendments are needed. The Company will begin collecting the data needed to commence this amendment process.

* There is no guarantee it can be made marketable.

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GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Gunnison Copper Project Pre-Feasibility Study & Permit Amendments

In H2 2025, Gunnison plans to commence work on a Pre-Feasibility Study (“PFS”) for the Gunnison Copper Project with the objective of converting the resources included in the mine plan to the Measured and Indicated level and into mineral reserves, in addition to advancements in the detail level of mine and plant engineering. The work program will include infill drilling, geotechnical drilling, hydrology work, engineering, and other studies. It is expected to cost $13.5M and take approximately 16 months to complete (see “Liquidity” and “Capital Resources” below for a summary of the funding required by, and available to, Gunnison). Results of the PFS are expected to be published in Q4 2026.

Concurrently with the PFS work program, Gunnison intends to file permit amendments with Arizona Department of Environmental Quality and the Arizona State Mine Inspector with respect to the existing Air, Aquifer Protection, and Mine Land Plan of Reclamation permits. These amendments will permit the open pit approach. Currently, the Gunnison Project is fully permitted for In-Situ leaching which is the approach previously pursued. All required permits for the Gunnison open pit fall under the state permitting regime (i.e. no federal nexus). The permit amendments are expected to cost $1.4 million and take between nine and sixteen months to receive. All permit amendments are expected to be received by the end of 2026. Initial planning for the permit amendment process will begin during the HVA work program.

Johnson Camp Mine Production

The Johnson Camp Mine construction required for the Stage 2 work program with Nuton is expected to be substantially complete by mid-2025 with commissioning and first production of copper cathode in Q3 2025. Ramp up to nameplate capacity is expected to occur over the second half of 2025 and reach full production by early 2026. The Johnson Camp Mine SX/EW plant has an installed production capacity of 25 million lbs of finished copper cathode per year, with future sales of the copper cathode to US domestic supply chains only. The construction and restart of the Johnson Camp Mine is fully funded by Nuton LLC for the purpose of demonstrating their proprietary sulfide leaching technology.

At the end of March 2025, the JCM copper project is progressing well. The leach pad, divided into 4 phases, has completed Phase 1 and completed the portion of Phase 2 to allow critical path activities to continue. Phase 1 will be where ROM oxide ore is treated with conventional heap leaching technology. Phase 2 is the section where the Nuton processing equipment will operate in order to stack sulfide ore onto Phase 3. The Phase 3 section of the leach pad is where Nuton and JCM will demonstrate Nuton’s sulfide leaching technology. The piping and pumping system construction has been bid in phases to allow for the planned production start of ROM oxide ore in early H2. The Nuton production of sulfide ore will follow later in H2 as the mine plan achieves the production of each ore type.

Mining activities are continuing to ramp up with in pit construction and the first stockpiles. Ramp up will continue in Q2 for the early H2 copper production. The SX/EW plant upgrades are nearing completion and will be commissioned in Q2. The upgrades to the JCM laboratory will be complete in Q2. Manpower increases are progressing to achieve our onboard schedule.

Mining of mineralized material commenced in January 2025 and will be stockpiled until the start of stacking and irrigation on the Leach Pad expected in Q2 2025.

48C Tax Credits Monetization and Debt Reduction

The $13.9M allocation of tax credits was granted to the Gunnison-Nuton Tax Partnership in January 2025 under the Qualifying Advanced Energy Project Credit Program of the Inflation Reduction Act. Under the United States Inflation Reduction Act, a qualifying advanced energy project credit can either be monetized through its sale for cash or by using it to offset income tax liabilities. These credits are expected to be monetized by the end of 2025 through the sale of these credits in a free-market transaction following the completion of the certification process. Gunnison expects to receive up to $8M in cash after Nuton’s allocation and reimbursement of costs, with the actual amount depending on the 48C tax credit certification process and how much can be realized from the sale of the certified credits.

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GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

In accordance with the Second ARCA with Nebari, the proceeds received from the sale of 48C tax credits will be used to retire a significant portion of the Nebari debt. Following the partial debt retirement, Nebari will initiate a process seeking to refinance the remainder of the debt with a revised maturity date of December 31, 2029.

This section contains forward-looking information. Please refer to “Forward-Looking Information” for details on the risks and assumptions associated with such forward-looking information.

GUNNISON COPPER PROJECT

PROJECT DESCRIPTION

The Gunnison Copper Project is located about 62 miles east of Tucson, Arizona on the southeastern flank of the Little Dragoon Mountains in the Cochise Mining District. The property is within the copper porphyry belt of Arizona. It hosts a deposit that contains copper oxide and sulfide mineralization with associated molybdenum in potentially economic concentrations. Oxidized, mineralized bedrock lies 300 to 800 feet beneath of alluvial basin.

RECENT DEVELOPMENTS

Entered into a Collaboration Agreement with Nuton LLC in February 2025 to assess the viability of their technology to potentially process the Gunnison Copper Project sulfide resources and examine a potential extension for Gunnison sulfide resources to Stage 2 in exchange for $3M in non-dilutive cash funding. In April 2025, Gunnison commenced work on the High Value Add Programs.

PEA HIGHLIGHTS

●	The Gunnison Copper Project, a fully vertically integrated operation producing finished copper cathode on-site in Arizona for domestic U.S. supply chains, has an after-tax net present value (8%) of $1.3 billion and an internal rate of return (IRR) of 20.9% at a long-term copper price of $4.10/lb

●	One of the largest open pit copper projects in the U.S. with total Measured and Indicated (“M&I”) Mineral Resources containing over 831 million tons with a total copper grade of 0.31% (measured mineral resource of 191.3 million tons at 0.37% and indicated mineral resource of 640.2 million tons at 0.29%), capable of supplying 8% of recent annual U.S. domestic copper production[1]

●	Simplified and lower risk path to permitting; the Gunnison Copper Project requires only State permits and has current operating permits which will only require permit amendments to open pit mining

●	Significant benefits for the community and local economy through the payment of over $840 million in U.S. federal, state, and local taxes, partnerships with local institutions such as Cochise College, and the creation of over 650 local jobs

●	Average annual copper cathode production of 83,700 tons (167 million lbs) over the first 16 years and total production of 1,355,900 tons (2,712 million lbs) over the entire 18-year mine life at an average Cash Cost (C1) of $1.42/lb and Sustaining Cash Cost[2] of $1.94/lb of copper produced

●	Total initial capital cost of $1.3 billion and after-tax payback period for initial capital of 4.1 years

●	Environmental advantages include lower water usage per pound of copper produced versus copper concentrate producers, up to 10% reduced energy consumption due to on-site clean energy production, and zero risk of environmental impacts from tailings dam failures as there are no tailings produced

1 Hard rock waste includes 85 million short tons of pure limestone, a highly marketable material.

2 Excludes recovery of sulfides from conventional leaching. Some sulfides are expected to leach and provide up-side to recoveries and copper production.

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GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

PEA PHYSICALS

Total life of mine production is projected at approximately 2,712 million pounds of copper over 18 years. There are 831.6 million short tons of measured and indicated oxide, transitional, and sulfide mineral resources at an average grade of 0.31% TCu and inferred oxide, transitional, and sulfide mineral resources of 79.6 million short tons at an average grade of 0.20% TCu; using a cut-off grade of $0.05/ton.

The tonnage of material in the Gunnison conceptual mine plan used for the PEA is 550.6 million tons having an average grade of 0.355% TCu. The anticipated heap leach recovery is estimated to be 90% of the AsCu and CNCu copper grade. 60% recovery for copper sulfide (CuS) material but only within the sulfide mineral domain (no CuS recovery in the Oxide or Transition mineral domains).

PEA OPERATING AND CAPITAL COSTS

The average direct, life-of-mine operating cost is estimated to be $7.01 per ton of mineralized material mined, which is equivalent to $1.42/lb Cu. The average all-in operating cost including royalties and taxes is $8.22 per ton of mineralized material mined which is equivalent to $1.69/lb Cu. The estimated initial capital cost is $1,342.6 million, including capitalized pre-production costs and acid plant. Sustaining capital costs are estimated to be $529.9 million. Another $346.2 million is attributable to deferred stripping sustaining capital. The Sustaining Cash Cost is $1.94/lb Cu. The total cost for reclamation and closure is estimated to be $93.0 million and averages $0.034 per pound of copper recovered.

GUNNISON STAGE 1 VIABILITY TESTING

Nuton and Gunnison have agreed to conduct a Stage 1 viability testing program of Nuton Technologies on sulfide mineralization at the Gunnison Open Pit (the “Stage 1 Gunnison Program”). The Stage 1 Gunnison Program will involve the collection and testing of samples from drill core from the Gunnison Copper Project. The samples will be analyzed by Nuton for the purpose of determining the suitability of the Gunnison Copper Project with Nuton Technologies.

JOHNSON CAMP MINE

PROJECT DESCRIPTION

The Johnson Camp Mine is located about 65 miles east of Tucson, Arizona, on the southeastern flank of the Little Dragoon Mountains in the Cochise Mining District. The property is within the copper porphyry belt of Arizona. The Johnson Camp Mine contains two open pit mines, the Burro pit and the Copper Chief pit, that contain copper oxide, transition, and sulfide mineralization with associated molybdenum (not recovered by heap leaching), in potentially economic concentrations. Mining by a former owner, Nord Resources Corporation (Nord), ceased in 2012.

The project mine plan includes mining of oxide, transition material and sulfide to produce copper cathode based on an SX/EW plant capacity of up to 25 million pounds per annum. Heap leaching of sulfide copper will use Nuton’s proprietary technology.

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GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

NUTON OPTION AGREEMENT

Overview

On July 31, 2023, Gunnison announced that it had entered into an option agreement (the “Nuton Option Agreement”). The purpose of the Nuton Option Agreement is for Nuton to evaluate and demonstrate the use of the Nuton™ copper heap leaching technologies (the “Nuton™ Technologies”) for sulfide copper heap leaching at Johnson Camp Mine (“JCM”). Under the Agreement, Gunnison remains the owner and operator of JCM and Nuton funds Gunnison’s costs associated with a two-stage work program.

Stage 1

The Stage 1 work program began in August 2023 including mineralogy, predictive modelling, engineering and other test work to determine the suitability of JCM mineralized material for the technology. Further work included infill drilling, detailed engineering, permitting activities, and project execution planning for the restart of JCM. Total Stage 1 costs incurred were $4,055. On May 15, 2024, Nuton elected to proceed with Stage 2, the construction and restart of JCM and technology demonstration.

Stage 2

The Stage 2 work program began in July 2024 and included a non-refundable cash payment of $5M to Gunnison for the use of existing JCM infrastructure during Stage 2. Nuton will be responsible for funding all of Gunnison’s costs associated with Stage 2. The full Stage 2 work program, inclusive of production, is anticipated to take up to five years, and, if successful, will demonstrate key elements of the Nuton Technologies on an industrial scale.

The Stage 2 work program is proceeding based on milestones related to engineering and mobilization, infrastructure and construction, mining, leaching, copper production and post-leach rinsing. The completion of all milestones would result in full-scale commercial production of Nuton copper over several years at Johnson Camp. Revenue from operations will first be used to pay back Stage 2 costs to Nuton and will then be credited to Gunnison’s account after fulfillment of Gunnison’s applicable royalty and stream obligations.

After the completion of Stage 2, Nuton will have the right to form a joint venture on JCM per mutually agreeable terms whereby Nuton will hold an initial 49% and Gunnison an initial 51% interest. The purpose of the joint venture is to continue the development of JCM using Nuton technologies. Should Nuton not exercise its joint venture rights, Nuton and Gunnison will discuss in good faith Gunnison’s continued use of the Nuton Technologies at the Johnson Camp mine subject to certain licensing terms and conditions.

MINE CONSTRUCTION AND OPERATION

To restart the Johnson Camp Mine, construction of a new heap leach pad, Pad 5, which is fully permitted has been initiated. The new leach pad construction commenced in H2 2024 with a timeline of approximately nine months to complete before irrigation of the new leach pad can commence. Installation of piping of pregnant leach solution and raffinate lines from Pad 5 to the JCM ponds also fits within this time frame. Construction costs incurred to March 31, 2025 total $55,528 including refurbishments to the SX/EW plant, construction of proprietary Nuton leaching equipment, JCM holding costs, other site works including haul roads, and staffing ramp up.

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GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Gunnison is using a contract miner for all mine activities related to mining, crushing and agglomerating, and placement of material on the leach pads. Gunnison staff will perform heap leach management, SX-EW operation, and general site management.

The Company has decided to commence construction and move into production at JCM based on the funding being provided by Nuton. The Company did not base this production decision on any feasibility study of Mineral Reserves demonstrating economic and technical viability of the mines at JCM. As a result, there may be increased uncertainty and risks of achieving any level of recovery of minerals from the mines at JCM or the costs of such recovery. As JCM does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from JCM and ultimately the profitability of the operation.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected financial information for the Company for each of the past eight quarters ending March 31, 2025:

	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
Net (income)/loss for the period	$22,433	$(49,704)	$14,948	$15,121
Revenue	406	-	-	613
Loss (gain) on derivative at fair value	18,651	(90,671)	13,171	12,789
(Income)/loss per share (basic and diluted)	0.07	(0.18)	0.05	0.05

	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023
Net (income)/loss for the period	$11,140	$24,760	$(2,757)	$(18,318)
Revenue	339	500	494	829
Loss (gain) on derivative at fair value	8,036	20,476	(5,726)	(21,496)
(Income)/loss per share (basic and diluted)	0.04	0.09	(0.01)	(0.07)

The net (income)/loss for the last eight quarters is due primarily to non-cash gains and losses on revaluation of the copper stream derivative liability each quarter. The copper stream derivative liability valuation changes are due primarily to copper forward curve price increases and, to a lesser extent, changes in market factors such as the risk free interest rate and credit spreads. Refer to Capital Resources section below for further information on the copper stream derivative liability. The quarterly results presented above do not necessarily reflect any recurring expenditure patterns or predictable future trends. For 2025 the Company expects that due to the construction for the expansion and restart of the Johnson Camp Mine, including production and sales of copper cathode in H2 2025, there will be increasing quarter over quarter variations in the quarterly results.

For the three months ended March 31, 2025 the Company’s net loss was $22,433 ($0.07 per share) compared to a net loss of $11,140 ($0.04 per share) for the three-months ended March 31, 2024. The difference in net loss for the three-month periods ended March 31, 2025 and March 31, 2024 derived primarily from the non-cash loss of $18,651 and $8,036, respectively, which was from the revaluation of the copper stream derivative liability (described below).

Significant changes in the “Loss from mine operations” listed in the condensed consolidated statements of loss and comprehensive loss for the three months ended March 31, 2025 and 2024 are described below:

For the three months ended March 31, 2025, Revenue was $406 ($2024 - $339). This revenue was from the sale of almost all of the remaining copper produced in 2024 from the historical JCM heap leach pad.

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GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Cost of sales incurred during the three months ended March 31, 2025, were $1,326 (2024 - $1,589). The decrease of cost of $263 is mainly due to the higher fixed operating costs per pound of metal produced in 2024 prior to the plant shutdown at the start of Nuton Stage 2 construction.

Significant changes in the condensed consolidated statements of loss and comprehensive loss for the three-months ended March 31, 2024 and 2023 are described below:

The copper stream derivative liability is recorded at fair value at each period end using a Monte Carlo simulation valuation model. The key inputs used by the model in generating future copper revenue for purposes of valuing the stream obligation at March 31, 2025 include: the copper forward price curve (based on COMEX futures), long-term copper price volatility of 22.43%, a discount rate which factors in the Company’s credit spread of 8.75% and the life of mine production schedules . During the three months ended March 31, 2025, the non-cash loss of $18,651 for revaluation of derivative liabilities was primarily driven by a 25% increase in copper price across the price curve and, to a lesser extent, an increase in the Credit spread from 7.17% to 7.96%.

Fair value loss on Nuton Stage 2 payable for the three months ended March 31, 2025 was $1,779 compared to $0 for the three months ended March 31, 2024 due primarily to the decreased time remaining to repayment. There was no Nuton Stage 2 Payable in the comparative quarter.

LIQUIDITY

CASH POSITION

The Company had cash and cash equivalents of $5,549 as of March 31, 2025, including $2,438 Nuton and $3,111 non-Nuton related (December 31, 2024 - $8,249, Nuton - $6,804 and non-Nuton - $1,445). Cash and cash equivalents decreased $2,700 during the three months ended March 31, 2025. The decrease during the quarter is primarily due to the timing of funding received from Nuton for the Stage 2 work program vs the timing of expenditures.

To date, the Company’s operations have been financed from cash flows from operations, debt financing and equity financing. The Company will continue to identify financing opportunities, including equity issuances, in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

With the closing of the 2025 Offering the Company anticipates that based on its cashflow forecast that it will have sufficient working capital to execute the HVA and meet its business objectives and liquidity requirements for a period of 12 months. The Company’s cashflow forecast for the next 12 months is based on assumptions regarding exploration and costs, excluding the Johnson Camp Mine which is fully funded by Nuton LLC. The Company has assumed that Nuton will continue to fund the Stage 2 Work Program at the Johnson Camp Mine. The Company has also assumed it will receive approximately US$8.35 million in proceeds from the sale of the 48C tax credits and will apply US$6.25 million to pay down the principal amount of the Nebari Credit Agreement. Without the 48C funding, the minimum balance requirement could be breached during the fourth quarter of 2025 unless additional financing is obtained. If there is a breach of the minimum balance requirement, the amendment to the loan agreement allows a 60-day cure period. As a result, there remain conditions that represent a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

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GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

CASH FLOWS

Net cash provided by operating activities for the three months ended March 31, 2025 was ($3,645) compared to ($2,832) for the same period of 2024. The increase in operating cash outflows for 2025 compared to 2024 was mainly due to a $3,616 reduced loss from mine operations as the SX/EW was put on care and maintenance for the Stage 2 refurbishment and holding costs were capitalized to the Stage 2 Project starting on May 15, 2024.

Net cash used by investing activities for the three months ended March 31, 2025 was ($26,470) compared to $132 net cash provided by investing activities for the three months ended March 31, 2024. The net cash used in 2025 included $22,104 in cash spent on Stage 2 construction.

Net cash provided by financing activities for the three months ended March 31, 2025 was $27,416. $27,622 in cash financing received from Nuton net of $206 debt payments.

WORKING CAPITAL

As at March 31, 2025 the Company had negative working capital (current assets less current liabilities) of ($54,572), including a cash and cash equivalents balance of $5,549.

The working capital includes $53,379 in current liabilities and $6,793 in accounts receivable that are funded by Nuton. The net amount funded by Nuton is only repayable from the sale of copper produced at the Johnson Camp Mine. In addition, working capital includes $5,924 in current liabilities that represents the value of JCM copper deliverable to Triple Flag under the stream agreement. If no copper was produced at the Johnson Camp Mine, the amount deliverable to Triple Flag would not be payable by the Company. As a result, neither the Nuton or Triple Flag related working capital amounts can impact the Company’s ability to continue as a going concern. Finally, the convertible portion of Nebari debt $6,250, and the value of the conversion option liability $608, totaling $6,858 can also not impact the Company’s ability to continue as a going concern because if Nebari exercises the option, the debt will be settled in new shares issued and not cash. Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. See “Non-IFRS Financial Measures”.

11

GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

CAPITAL RESOURCES

NEBARI DEBT AND NUTON FUNDING

As disclosed above, the Nuton Option Agreement provides for Nuton to provide 100% of the funding for the Stage 2 Work Program at JCM. However, Nuton has the election to terminate the Nuton Option Agreement at any time if it decides it no longer wants to continue with the Stage 2 Work Program. In such event, Nuton would not have further funding obligations other than the payment of costs that were committed to prior to the date of termination and certain reclamation expenditures for work associated with the Stage 2 Work Program.

The Company and Nuton entered into a Collaboration Agreement dated February 28, 2025 (the “Gunnison Collaboration Agreement”) that provides for, among other things:

●	Nuton’s exclusivity over novel heap leach processing technologies for sulfide mineralization at the Gunnison Open Pit, and

●	Agreed milestones to examine the potential for an extension to the Stage 2 Work Program at the Johnson Camp Mine.

In exchange for the above:

●	Nuton provided $3 million to Gunnison to be used toward its expenses for the Nuton Stage 1 Viability study on the Gunnison Open Pit and other agreed purposes such as paying interest on the Nebari debt and Corporate G&A on March 3, 2025; and

●	The parties will work within the parameters of the Tax Partnership Agreement to allow for a portion of the realized cash proceeds from the potential sale of 48C tax credits to be distributed to Gunnison to benefit the Stage 2 project, including paying down a significant portion, or all of, the Nebari debt. Gunnison estimates that its share of the potential proceeds could be up to $8 million after Nuton’s allocation and reimbursement of costs, with the actual amount depending on the 48C tax credit certification process and how much can be realized from the sale of the certified credits.

In addition to this, Gunnison and Nebari entered a binding term sheet on February 28, 2025 (details below) that provides for the following:

●	Deferral of all principal payments for the remainder of 2025, reducing carrying costs by $2.8 million.

●	The right to convert up to $6.25 million of the principal into equity at a set conversion price of $0.2097.

●	A trigger to initiate a process by Nebari to refinance the remaining principal maturity, if any, to December 31, 2029. The trigger occurs when the principal, currently $13.75 million (including the Repayment Bonus) is reduced to $7.5M or less (the “Refinance Trigger”).

The above provides two pathways to trigger the refinancing process, either through Nebari’s conversion of principal to equity, or through funds received under the distribution of money from the potential sale of the 48C tax credits.

The parties have also agreed to conduct the Stage 1 Gunnison Program as discussed above under “Gunnison Copper Project – Gunnison Stage 1 Viability Testing.”

Gunnison and Nuton have also agreed to work together to evaluate the possible extension of the Stage 2 Work Program at Johnson Camp Mine. Nuton shall also receive a right of first offer over the use of any excess capacity from the SX/EW plant and related infrastructure and mining assets located at the Johnson Camp Mine.

12

GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Gunnison and Nuton (or its affiliates) have also agreed to negotiate in good faith an exclusive exploration agreement over all of Gunnison’s property for a 3-to-5-year term (or such term as agreed between the parties), on commercial terms that includes a specified work program, costs and timelines.

Nuton and Gunnison will work within the parameters of the Tax Partnership Agreement to potentially allow for a portion of realized cash proceeds from the sale of 48C tax credits to be distributed to Gunnison to retire a significant portion, or all of, the Nebari debt, which will benefit the Stage 2 Work Program by reducing Gunnison’s debt service obligations. The receipt of the 48C tax credit is subject to Certification as outlined in IRS Notice 2023-44. There is no certainty that the conditions to the receipt of the 48C tax credit will be satisfied.

Gunnison, Gunnison Arizona and Nebari have also agreed to further amend certain terms of the ARCA. The amendments provide for, amongst other matters, a suspension of principal amortization from February 1, 2025 until January 1, 2026, provide for potential partial conversion to equity, and provide for a mechanism to repay a portion of the principal amount of the ARCA with proceeds to be received from sale of the previously announced 48C tax credits and through a potential refinancing process provide for an extension of the maturity date.

The amendments to the ARCA include (collectively, the “Amendments”):

1.	Deferral of Principal Amortization: The requirement to begin repaying the principal balance of the ARCA in monthly installments shall be suspended from February 1, 2025 until January 1, 2026. As of January 1, 2026, the remaining principal shall be amortized on a straight-line basis in equal monthly amounts or a monthly amount of $300,000, whichever is smaller.

2.	Equity Conversion: To provide for a potential alternative repayment mechanism, up to $6.25 million of the principal amount of the ARCA will be convertible, at Nebari’s option, into Common Shares of Gunnison, at a price equal to US$0.2097 (converted from Cdn$0.30).

3.	Principal Reduction through 48C Tax Credit: If Gunnison receives a portion of the cash received from the sale of Johnson Camp 48C tax credit it shall use the lower of $6.25 million or the full amount of the proceeds so received to pay down the non-convertible principal amount of the ARCA.

4.	Maturity Date Extension: In the event that the principal amount of the ARCA is reduced to $7.5 million or less (whether through conversion or repayment in cash (including cash from the 48C tax credit)), Nebari agrees to seek sale and assignment of the ARCA to another party (the “Loan Buyer”). The assigned ARCA shall have its maturity date amended to December 31, 2029, or such earlier date as agreed between the Loan Buyer and Gunnison, and no amortization shall be due on the convertible portion of the ARCA until the amended maturity date.

5.	Minimum Cash Balance: The existing financial covenants related to a minimum cash balance and accounts payable aging shall be adjusted so that they only apply to cash and accounts payable that are not related to the Stage 2 Work Program with Nuton. Furthermore, the required minimum cash balance shall be $1 million.

6.	Security: Gunnison’s subsidiary Excelsior Mining Holdings, Inc. shall become part of Nebari’s collateral package.

On April 24, 2025, the Company and Nebari entered into a Second Amended and Restated Credit Agreement (the “Second ARCA”). The Second ARCA encompasses the Amendments.

The Amendments were subject to certain conditions including approval of the Toronto Stock Exchange, approval from Greenstone and Triple Flag, deferral of interest payments due under convertible debentures due to Greenstone and Triple Flag, certain agreements between Nebari and Triple Flag, certain agreements between Nebari and Triple Flag agreement and commencement of a work program by Gunnison to optimize certain opportunities identified in the PEA for the Gunnison Project. All of these conditions have now been satisfied. Refer to financial statements Note 9: Debt for details on the accounting treatment.

13

GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

CONVERTIBLE DEBENTURES

On February 9, 2023 the Company closed a Debenture Offering and issued $3.0 million principal amount of Debentures and on December 14, 2023 the Company amended the Debenture Offering. The amended terms of the Debentures include:

●	Maturity date of September 30, 2026

●	The Debentures bear interest at the rate of 10% per annum, which interest will be payable on the maturity date, unless earlier converted into Common Shares;

●	The principal amount of the Debenture is convertible into Common Shares at the option of the holder at a conversion price of USD$0.19 per Common Share;

●	The accrued and unpaid Interest is convertible into Common Shares at a conversion price equal to the volume weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to the date of conversion; and

●	The Debentures are unsecured.

On December 14, 2023 the Company closed a Second Debenture Offering and issued $2.4 million principal amount of debentures and on February 28, 2024 the Company amended the Debenture Offering. The amended terms of the Debentures include:

●	Maturity date of September 30, 2026 and the principal amount, together with any accrued and unpaid interest, will be payable on this maturity date, unless earlier converted in accordance with their terms;

●	The debentures bear interest at the rate of 10.5% per annum plus the Rate Supplement, which interest will be payable on the maturity date, unless earlier converted into Common Shares;

●	Subject to the receipt of disinterested shareholder approval from the holders of the Common Shares at a duly and validly call meeting (the “Shareholder Approval”), the principal amount of the debenture is convertible into Common Shares at the option of the holder (or at the option of the Company on 30 days prior notice) at a conversion price of USD$0.11405 per Common Share;

●	Subject to receipt of the Shareholder Approval, the accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average trading price on the Toronto Stock Exchange for the five trading days prior to the date of conversion; and

●	The debentures are unsecured.

●	The Shareholder Approval was received at the Company’s 2024 Annual General and Special Meeting.

The Shareholder Approval was received at the Company’s Annual General Meeting held on June 18, 2024.

2025 OFFERING

On April 7, 2025, the Company announced that is has closed its previously announced non-brokered private placement (the “2025 Offering”) for aggregate gross proceeds of C$5.15 million through the issuance of 17,170,916 units (the “2025 Units”), with each 2025 Unit consisting of one common share and one-half of one common share purchase warrant (each full common share purchase warrant, a “2025 Warrant”) at a price of C$0.30 per 2025 Unit. Each full 2025 Warrant shall entitle the holder thereof to acquire one additional common share at a price of C$0.45 for a period of twenty-four (24) months from the closing date of the 2025 Offering.

The net proceeds will be used to complete the HVA and commencement of drilling and metallurgical testing activities that will be incorporated in a pre-feasibility study for the Gunnison Copper Project.

14

GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

DEBT COVENANTS

Pursuant to the Stream Agreement, the Company is required to maintain a leverage ratio of 3.5:1.0. The leverage ratio is calculated as the ratio of indebtedness of the Company to net income (adjusted for certain items). On November 30, 2023, the Company and Triple Flag executed an amendment to the Stream Agreement which suspends the applicability of the leverage until June 30, 2026 (the “Leverage Ratio Grace Period”) to accommodate the extension of the Nebari loan due date.

Pursuant to the Amendments to the ARCA, the Company must comply with the following financial covenants:

●	The Company shall maintain cash and cash equivalents (excluding cash related to the Stage 2 Work Program with Nuton) in a minimum aggregate amount of $1 million, to be tested at the end of each calendar month.

●	The Company shall not permit more than (i) 30% (by dollar amount) of accounts payable to be outstanding for more than 30 days after the applicable due date of such accounts or (ii) 10% (by dollar amount) of accounts payable to be outstanding for more than 60 days after the applicable due date for such accounts, in each case, as at the end of each calendar month (excluding accounts payable related to the Stage 2 Work Program with Nuton).

Copper Stream Derivative Liability

On November 30, 2018 the Company finalized an agreement for a $75,000 project financing package (“Project Financing”, or “copper stream” or “copper stream derivative liability”) with Triple Flag Mining Finance Bermuda Ltd. (“Triple Flag”) for the purpose of developing the Gunnison Project. The Project Financing included a Copper Purchase and Sale Agreement with Triple Flag (the “Stream Agreement”). While the Stream Agreement provided funding for Gunnison, the copper stream extends to production from JCM as well.

Pursuant to the terms of the Stream Agreement, the percentages applicable at certain production levels from Gunnison and JCM are detailed in the table below.

Scenario Description	Stage 1 (25M lbs/yr)	Stage 2 (75M lbs/yr)	Stage 3 (125M lbs/yr)
Stage 1 Upfront Deposit	16.50%	5.75%	3.50%

Following a decision by Gunnison to expand the production capacity, Triple Flag will have the option to invest a further $65,000 in exchange for an increase in its entitlement to copper under the Stream (“Expansion Option”).

The table below shows the range of percentage of production to be purchased by Triple Flag based on specified production levels and that includes Triple Flag’s Expansion Option. Actual amounts will be calculated within the range, based on the proven production history.

Scenario Description	Stage 1 (25M lbs/yr)	Stage 2 (75M lbs/yr)	Stage 3 (125M lbs/yr)
Stage 1 Upfront Deposit + Expansion Option	16.50%	11.00%	6.60%

15

GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

The stream obligation is recorded at fair value at each statement of financial position date as the Company has determined that the stream obligation and the share purchase warrants are derivative liabilities carried at fair value through profit or loss (FVTPL). The Gunnison Copper Project stream deliveries are modeled based on the production profile in the open pit Preliminary Economic Assessment, published in December 2024, with construction assumed from 2029 to 2030 and commercial production assumed from 2031 onwards. The Johnson Camp Mine stream deliveries are modeled based on the production profile of the Stage 2 mine plan plus the life of mine plan assumed to continue after the completion of Stage 2. The Gunnison Copper Project and Johnson Camp Mine life of mine after Stage 2 production plans are probability weighted to account for uncertainty.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as of March 31, 2025:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Accounts Payable and Accrued Liabilities	$16,264	$16,264	$-	$-	$-
Nuton Stage 2 payable	61,902	34,952	26,950	-	-
Lease Liabilities	214	122	92	-	-
Insurance Liabilities	165	165	-	-	-
Debentures	5,580	-	5,580	-	-
Debt	14,098	7,758	6,340	-	-
Total Contractual Obligations	$98,223	$59,261	$38,962	$-	$-

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements

TRANSACTIONS BETWEEN RELATED PARTIES

KEY MANAGEMENT PERSONNEL

Key management personnel include those people who have authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consist of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and President, SVP Business Development, SVP/Chief Financial Officer, SVP/GM, and Corporate Secretary.

Remuneration attributed to key management personnel is summarized as follows:

	Three months ended March 31,
	2025	2024
Salaries, fees and benefits	$422	$435
Share-based compensation	17	89
Total	$439	$524

Salaries, fees and benefits to key management includes all salaries, bonuses, fees, and other employment benefits, pursuant to contractual employment agreements, consultancy or management services arrangements.

16

GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

OTHER RELATED PARTIES

As of December 31, 2024, amounts accrued and due to key management personnel and other related parties include the following:

Directors and Officers - $139 (March 31, 2024 - $131)

Transactions with related parties were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and judgments. These estimates, judgments and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported. A summary of the Company’s critical estimates and judgments is provided in Note 2, Basis of Presentation, of the audited consolidated annual financial statements for the twleve months ended December 31, 2024. There has been no change in critical accounting estimates for the three months ended March 31, 2025.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The accounting policies applied in the preparation of the unaudited consolidated interim financial statements for the three months ended March 31, 2025 are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

FINANCIAL INSTRUMENTS

As of March 31, 2025, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below.

MARKET RISK

Market risk is the risk that changes in market price, such as foreign exchange rates and interest rates will affect the Company’s cash flows or value of its financial instruments.

CURRENCY RISK

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses relating to these financial instruments would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities which are denominated in CAD$. The balances in these accounts are not significant, therefore, the Company’s exposure to currency risk is considered minimal. The Company has not hedged its exposure to currency fluctuations at this time.

17

GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

INTEREST RATE RISK

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and the stream obligation. The Company’s current policy is to invest excess cash in guaranteed investment certificates issued by its Canadian banking institution. The Company periodically monitors the investment it makes and is satisfied with the credit ratings of its banks.

The Company’s outstanding debt obligations are at fixed interest rates (except the Nebari loan and Second Debenture Offering - see below) and accounted for on the basis of amortized cost. Therefore, the carrying value of the Company’s debt is not exposed to changes in market interest rates. The Nebari loan and Second Debenture Offering are fixed at 10.5% per annum plus the greater of the forward-looking secured overnight financing rate (administered by CME Group Benchmark Administration Limited or a successor administrator) for a term of 3 months or 1.5%.

A 1% increase in the interest rate would decrease the value of the stream obligation by $5,024, whereas a 1% decrease in the interest rate would increase the value of the stream liability by $6,176.

A 1% increase in the rate supplement for the Nebari loan would increase interest payments $11/mo, whereas a 1% decrease in the rate supplement would decrease the Nebari interest payments $11/mo.

A 1% increase in the rate supplement for the Second Debenture Offering would increase interest payments $2/mo, whereas a 1% decrease in the rate supplement would decrease the Second Debenture Offering interest payments

$2/mo.

A 1% increase in the interest rate would decrease the fair value of the Nuton stage 2 payable by $1.

COMMODITY PRICE RISK

The Company is subject to commodity price risk from fluctuations in the market prices for copper. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Stream obligation.

A 10% increase in the market price of copper would increase derivative liabilities by $6,177, whereas a 10% decrease in the market price of copper would decrease derivative liabilities by $6,244.

CREDIT RISK

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with high-quality North American financial institutions.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet its liabilities when due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of its financial assets and liabilities. Cash flow forecasting is performed regularly. The Company also holds surety bonds to support future environmental obligations. Refer to working capital analysis above in Capital Resources section and the material uncertainty in the Liquidity section.

18

GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

FAIR VALUE ESTIMATION

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities that the Company is able to access at the measurement date.

●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, receivables, restricted cash, accounts payable and accrued liabilities, debt and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments. Derivative liabilities are Level 3.

As of March 31, 2025	Carrying value	Fair Value
	FVTPL	Level 1	Level 2	Level 3
Financial Liabilities
Derivative liabilities	$78,034	$-	$-	$78,034
Nuton Stage 2 payable	6,340	-	-	6,340
Conversion option	608	-	608	-
	$84,982	$-	$608	$84,374

LEGAL

As of March 31, 2025, there are no outstanding civil claims filed against the Company.

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain non-IFRS financial measures in this MD&A, as discussed below. These non-IFRS financial measures are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

19

GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-122”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working Capital

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets net of current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. A reconciliation is provided in the table below:

As at	March 31, 2025	December 31, 2024
	$	$
Current assets	15,767	15,689
Current liabilities	70,339	38,548
Working capital	(54,572)	(22,860)

OTHER INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES

Management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for the design of the Company’s disclosure controls and procedures in order to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The CEO and CFO have certified that they have designed disclosure controls and procedures (or caused them to be designed under their supervision) and they are operating effectively to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to them by others within those entities as of March 31, 2025.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safe-guarded and financial information is accurate and reliable and in accordance with IFRS.

During the three months ended March 31, 2025, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

20

GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

LIMITATION OF CONTROLS AND PROCEDURES

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ADDITIONAL INFORMATION

Additional disclosure concerning the Company, including the AIF for the year ended December 31, 2024, is available on the SEDAR+ website, www.sedarplus.ca.

TECHNICAL INFORMATION

Gunnison’s technical work on the Gunnison Copper Project is supervised by Stephen Twyerould, Fellow of AUSIMM, President & CEO of Gunnison and a Qualified Person as defined by NI 43-101. Mr. Twyerould has reviewed and approved the technical information contained in this MD&A.

Additional information about the Gunnison Copper Project can be found in the technical report filed on SEDAR+ at www.sedarplus.ca entitled: “Gunnison Copper Project NI 43-101 Technical Report Open Pit Preliminary Economic Assessment”, with the effective date of November 1, 2024.

Additional information about the Johnson Camp Mine can be found in the technical report filed on SEDAR+ at www.sedarplus.ca entitled: “Johnson Camp Mine NI 43-101 Technical Report”, with the effective date of March 12, 2025.

CAUTIONARY STATEMENTS

RISK FACTORS

The exploration for and development of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. The more prominent risk factors that may materially affect the Company’s future performance, in addition to those referred to herein, are discussed in the AIF for the year ended December 31, 2024.

21

GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this MD&A includes, but is not limited to, statements with respect to: (i) the market and future price of copper and related products; (ii) requirements for additional capital; (iii) development, construction and production timelines and estimates; (iv) statements relating to the economic viability of the Gunnison Project, including mine life, total tonnes mined and processed and mining operations; (v) the future effects of environmental compliance requirements on the business of the Company; (vi) the intention to mine Johnson Camp and future production therefrom; (vii) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (viii) the continued funding of the stage 2 work program by Nuton; (ix) the details and expected results of the stage two work program; (x) the satisfaction of final conditions and receipt of 48C tax credits; (xi) the terms of the Nuton Transaction; (xii) the terms of the Amendments; (xiii) the use of proceeds from financings; and (xiv) the statements under the heading “Outlook” in this MD&A, including statements about the production of copper.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this MD&A is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the allocation of the 48C tax credits between the Company and Nuton, the satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code, the estimation of mineral resources, the realization of mineral resource estimates, copper and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of expansion and sustaining capital requirements, the estimation of labor and operating costs, the availability of necessary financing and materials to continue to develop, operate and expand the Gunnison Project in the short and long-term, the progress of development activities, the receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title or surface rights disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information including, without limitation, the following risks and uncertainties referred to under the heading “Risk Factors” in the Company’s AIF for the year ended December 31, 2024:

●	risks relating to the fact that the Company depends on a single mineral project;
●	Nuton failing to continue to fund the stage 2 work program;
●	the failure to satisfy the requirements set forth in Section 48C of the Internal Revenue Code, 100% of the 48C tax credits may be allocated to repay capital expenditures for the Johnson Camp mine;
●	the breach of debt covenants;
●	operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, availability of reagents and power, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process;
●	risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Gunnison Project;
●	assumptions regarding expected capital and operating costs and expenditures, production schedules, economic returns and other projections;
●	our production estimates, including accuracy thereof;
●	risks related to general economic conditions and in particular the potential impact of any future global pandemic on the Company or its operations and the mining industry;
●	the fact that we have no mineral properties in commercial production and no history of production or revenue;
●	risks relating to variations in mineral resources and reserves, grade or recovery rates resulting from current exploration and development activities;

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GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

●	risks related to fluctuations in the price of copper as the Company’s future revenues, if any, are expected to be derived from the sale of copper;
●	risks related to a reduction in the demand for copper in the Chinese market which could result in an extended period of lower prices and demand for copper;
●	financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the development and construction activities at the Gunnison Project may not be available on satisfactory terms, or at all;
●	the Company has no material history of mining operations and no revenues from operations and expects to incur losses for the foreseeable future;
●	risks associated with secured debt and the copper stream agreement;
●	risks related to the Company obtaining and maintaining various permits required to conduct its current and anticipated future operations;
●	risks related to disputes concerning property titles and interest;
●	risks relating to the ability to access infrastructure;
●	risks related to the significant governmental regulation to which the Company is subject;
●	environmental risks;
●	climate change risks;
●	risks related to the adequacy of financial assurance arrangements with State and Federal Governments;
●	reliance on key personnel;
●	risks related to increased competition in the market for copper and related products and in the mining industry generally;
●	cybersecurity risks;
●	risks related to potential conflicts of interests among the Company’s directors and officers;
●	exchange rate fluctuations between the Canadian and United States dollar;
●	uncertainties inherent in the estimation of inferred mineral resources;
●	land reclamation requirements may be burdensome;
●	risks associated with the acquisition of any new properties;
●	risks related to legal proceedings to which the Company may become subject;
●	potential liabilities associated with the acquisition of Johnson Camp;
●	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;
●	changes to relevant legislation, accounting practices or increasing insurance costs;
●	significant growth could place a strain on our management systems;
●	share ownership by our significant shareholders and their ability to influence our governance; and
●	risks relating to the Company’s Common Shares, including that future sales or issuances of our debt or equity securities may decrease the price of our securities.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information is made as of the date of this MD&A.

RISK FACTORS

Readers are cautioned that the risk factors discussed above are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information and readers should also carefully consider the matters discussed under the heading, “Forward Looking Information”, in this MD&A and under the heading, “Risk Factors”, in the AIF.

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GUNNISON COPPER CORP. (formerly Excelsior Mining Corp.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

CAUTIONARY NOTE TO U.S. INVESTORS – INFORMATION CONCERNING PREPARATION OF RESOURCE AND RESERVE ESTIMATES

Technical disclosure regarding the Company’s properties included in this MD&A and in the documents incorporated herein by reference has been prepared in accordance with the requirements of Canadian securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves (“CIM Definition Standards”).

Canadian standards, including NI 43-101, differ significantly from the historical requirements of the Securities and Exchange Commission (the “SEC”), and mineral reserve and resource information contained or incorporated by reference in this Prospectus Supplement may not be comparable to similar information disclosed by U.S. companies.

Mining disclosure under U.S. securities law was previously required to comply with item 102 of Regulation S-K under the U.S. Securities Act and the Securities Exchange Act of 1934, as amended and SEC Industry Guide 7 (“SEC Industry Guide 7”). The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under the SEC Modernization Rules, the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. As a foreign private issuer, the Company is permitted to continue to comply with NI 43-101 disclosure rules. Therefore, the Company’s mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.

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